Filed by Capital One Financial Corporation
(Commission File No.: 333-278812)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934, as amended

Subject Company: Discover Financial Services
(Commission File No.: 001-33378)

The following transcript is an excerpt from the Q2 2024 Capital One Financial Corporation Earnings Call on July 23, 2024.

CORPORATE PARTICIPANTS

Jeff Norris Senior Vice President-Finance, Capital One Financial Corp.
Andrew M. Young Chief Financial Officer, Capital One Financial Corp.
Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.

OTHER PARTICIPANTS
Sanjay Sakhrani Analyst, Keefe, Bruyette, & Woods, Inc.
Mihir Bhatia Analyst, BofA Securities, Inc.
Richard Shane Analyst, JPMorgan Securities LLC
Ryan M. Nash Analyst, Goldman Sachs & Co. LLC
Bill Carcache Analyst, Wolfe Research LLC
Donald Fandetti Analyst, Wells Fargo Securities LLC
Moshe Orenbuch Analyst, TD Cowen

PRESENTATION EXCERPT

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.
We are all-in and working hard to complete the Discover acquisition. Our applications for regulatory approval are in process, and we're fully mobilized to plan and deliver a successful integration. We continue to expect that we'll be in a position to complete the acquisition late this year or early next year, subject to regulatory and shareholder approval.

The combination of Capital One and Discover creates game-changing strategic opportunities. The Discover payments network positions Capital One as a more diversified, vertically integrated global payments platform and adding Capital One's debit spending and a growing portion of our credit card purchase volume to the Discover network will add significant scale, increasing the network's value to merchants, small businesses, and consumers and driving enhanced network growth.

In Credit Cards and Consumer Banking, we're bringing together proven franchises with complementary strategies and a shared focus on the customer. And we will be able to leverage and scale the benefits of our 11-year technology transformation across every business and the network.

Pulling way up, the acquisition of Discover is a singular opportunity. It will create a consumer banking and global payments platform with unique capabilities, modern technology, powerful brand, and a franchise of more than 100 million customers. It delivers compelling financial results and offers the potential to create significant value for merchants and customers.

Operator
Our next question comes from Ryan Nash from Goldman Sachs. You may proceed.

Ryan M. Nash Analyst, Goldman Sachs & Co. LLC
Hey. Good afternoon, Rich. So, maybe to ask about marketing, so I think the guide that you provided said around $2.6 billion roughly of marketing spend in the second half. And you talked a little bit about the competitive intensity in the top of the market is increasing. Can you maybe just talk about how much of the increase in marketing is being driven by investing more to acquire more customers versus competition pushing up the cost to acquire?

Richard D. Fairbank Founder, Chairman, & Chief Executive Officer, Capital One Financial Corp.
So, we are very pleased with the growth that we're getting, the traction, the performance of this business. And the opportunity just gets bigger when we think about in the context of the combined entity now joining [indiscernible] Discover. So, these are the compelling opportunities behind our marketing growth, and we continue to feel really good about the success and the opportunities in front of us. And that's why we are leaning in very much into the marketing, and specifically with respect to the rest of the year what we pointed to, and of course, virtually every year at Capital One, the second half of the year has quite a bit more marketing than the first half. We pointed to a pattern kind of like what we saw last year in terms of proportional increases in marketing.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), including future financial and operating results (including the anticipated impact of the transaction on Capital One’s and Discover’s respective earnings and tangible book value), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the transaction may not be fully realized or may take longer than anticipated to be realized, the risk that revenues following the transaction may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the transaction, may be greater than expected, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the possibility that the requisite regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that requisite regulatory approvals may result in the imposition of conditions that could adversely affect Capital One or the expected benefits of the transaction following the closing of the transaction), (5) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (6) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in completing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (7) the dilution caused by the issuance of additional shares of Capital One’s common stock in connection with the transaction, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, (12) the risk that expectations regarding the timing, completion and accounting and tax treatments of the transaction are not met, (13) the risk that any announcements relating to the transaction could have adverse effects on the market price of Capital One’s common stock, (14) certain restrictions during the pendency of the transaction, (15) the diversion of management’s attention from ongoing business operations and opportunities, (16) Capital One’s and Discover’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing, (17) effects of the announcement, pendency or completion of the transaction on Capital One’s or Discover’s ability to retain customers and retain and hire key personnel and maintain relationships with Capital One’s and Discover’s suppliers and other business partners, and on Capital One’s and Discover’s operating results and businesses generally, (18) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities and (19) any other factors that may affect Capital One’s future results or the future results of Discover; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Transaction and Where to Find It

Capital One filed a registration statement on Form S-4 (No. 333-278812) with the SEC on April 18, 2024, as amended on June 14, 2024, to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement, which is not yet effective, includes a preliminary joint proxy statement of Capital One and Discover that also constitutes a preliminary prospectus of Capital One. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by

Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000	2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants is included in the preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.